SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PetroSearch Energy Corporation

(Name of Subject Company (Issuer))

Tiberius Capital, LLC

Tiberius Management, Inc.

Hyperion Capital, L.P.

Hyperion Capital Management, LLC

Fife Trading, Inc.

John M. Fife

(Names of Filing Persons – Offeror)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

71675Y100

(CUSIP Number of Class of Securities)

Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street, Suite 3800

Chicago, Illinois 60601

(312) 565-2400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,951,399	$277

*	Estimated solely for purposes of calculating the filing fee. Based upon information set forth in the issuer’s most recent quarterly or annual report, and any current report subsequent thereto, filed with the Commission, including the Form 10-K filed March 31, 2009, and the Form 10-Q filed May 15, 2009. This amount is determined by multiplying (a) the 15,004,239 shares of common stock, par value $0.001 per share, of the issuer (“Shares”) which the offeror is offering to purchase (which amount, together with the 6,106,014 Shares owned by the offeror, is 51% of the total outstanding Shares on a fully diluted basis) by (b) the offer price of $0.33 net per Share (without interest and subject to applicable withholding taxes).

**	Determined pursuant to Rule 0-11 under the Exchange Act by multiplying the estimated transaction value by 0.00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$277
Form or Registration No.:	Schedule TO-T
Filing Party:	Tiberius Capital, LLC
Date Filed:	June 22, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	Third party tender offer subject to Rule 14d-l .

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) is filed by Tiberius Capital, LLC, an Illinois limited liability company (“Purchaser”), Tiberius Management, Inc., an Illinois corporation, Hyperion Capital, L.P., an Illinois limited partnership, Hyperion Capital Management, LLC, an Illinois limited liability company, Fife Trading, Inc., an Illinois corporation, and John M. Fife. This Amendment amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2009. The Schedule TO relates to the third-party tender offer by Purchaser to purchase 15,004,239 shares of common stock, $0.001 par value per share (“Shares”), of PetroSearch Energy Corporation, a Nevada corporation (the “Company), at a net price per Share equal to $0.33 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 22, 2009 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as amended or supplemented, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Capitalized terms used in this Amendment but not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and supplemented by adding, after the final paragraph thereof, the following sentence and the text of the following letter from an affiliate of Purchaser to the Board of Directors of the Company, which letter is also attached hereto as Exhibit (a)(5)(C):

On June 23, 2009, Purchaser delivered the following letter to the Board of Directors of the Company:

Tiberius Capital, LLC

303 East Wacker Drive—Suite 311

Chicago, IL 60601

(312) 565-1569

Via Federal Express, Facsimile and Certified Mail

June 23, 2009

Mr. Richard Dole

Mr. Gerald Agranoff

Mr. Richard Majeres

Petrosearch Energy Corporation

675 Bering Drive – Suite 200

Houston, Texas 77057

Re:	Tender Offer of Tiberius Capital, LLC and Affiliates

Gentlemen:

I am an affiliate of Tiberius Capital, LLC. By now, you are in receipt of our tender offer for 15,004,239 shares of PetroSearch at $.33 per share. We know that you have an obligation to respond to our Offer within ten (10) business days pursuant to Rule 14d-9 of the Securities and Exchange Act of 1934, as amended.

We would like to propose an opportunity to meet with the Board of PetroSearch and explain why we believe our tender offer is a superior proposal to the proposed merger between PetroSearch and Double Eagle.

You may contact the undersigned directly to arrange the date and the place of the meeting. We sincerely hope that you take us up on our offer to meet, as you have a duty to consider all points of view in making your recommendation to the PetroSearch shareholders. By the same token, we would like a fair opportunity to explain our point of view to you.

Very truly yours,

/s/ John M. Fife

John M. Fife

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(C) Letter from an Affiliate of Tiberius Capital, LLC to the Board of Directors of PetroSearch Energy Corporation dated June 22, 2009.”

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2009

TIBERIUS CAPITAL, LLC
By:	Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

TIBERIUS MANAGEMENT, INC.

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

HYPERION CAPITAL, L.P.
By:	Hyperion Capital Management, LLC, its general partner
By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

HYPERION CAPITAL MANAGEMENT, LLC
By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

FIFE TRADING, INC.

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

JOHN M. FIFE

/s/ John M. Fife

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated June 22, 2009*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Press Release dated June 22, 2009*

(a)(5)(B)	Letter from Tiberius Capital, LLC to PetroSearch Energy Corporation dated June 22, 2009*

(a)(5)(C)	Letter from an Affiliate of Tiberius Capital, LLC to the Board of Directors of PetroSearch Energy Corporation dated June 23, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed on June 22, 2009